Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad


A new company has been added to your portfolio
FUNDRISE
INNOVATION FUND

With the Fundrise Innovation Fund


FUNDRISE
INNOVATION FUND

You can invest in some of the world's top tech companies


Modern Data Infrastructure
Artificial Intelligence
FUNDRISE
INNOVATION FUND

Including those leading the AI revolution


Assets
dbt Labs
Vanta
Anyscale
Inspectify
See all assets at fundrise.com/innovation
FUNDRISE
INNOVATION FUND

Before they go public


FUNDRISE
INNOVATION FUND
The future is open for investment
fundrise.com/innovation
Carefully review and consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. You can view all of the assets in the Fundrise Innovation Fund at fundrise.com/innovation.
All company names, logos and brands are property of their respective owners.

The future is now open for investment



For decades, venture capital has arguably



Been one of the highest



Performing investments


A new company has been
added to your portfolio
FUNDRISE
INNOVATION FUND

But for most investors, it was out of reach. Until now.


FUNDRISE
INNOVATION FUND

With the Fundrise Innovation


Modern Data
Infrastructure
Artificial
Intelligence
FUNDRISE
INNOVATION FUND

Fund, you can invest in some of the world’s top tech companies


Fund holdings
dbt Labs
Mid-stage company
Data infra
Vanta
Mid-stage company
Data infra
Anyscale
Late-stage company
AI + ML
Inspectify
Early-stage company
PropTech
See all assets at fundrise.com/innovation
FUNDRISE
INNOVATION FUND

Including those leading the AI revolution


Investor update
Innovation Fund invests in
AI infrastructure co, Anyscale
See all assets at fundrise.com/innovation
FUNDRISE
INNOVATION FUND

Before they go public


9:41
Assets
dbt Labs
Vanta
Anyscale
Inspectify
See all assets at fundrise.com/innovation
FUNDRISE
INNOVATION FUND

Now it’s your turn to get in early and start building a portfolio of industry leaders


Invest in the Innovation Fund
$10
$50
$100
$250
INVEST NOW
FUNDRISE
INNOVATION FUND

Disruptors and pioneers with the Fundrise


FUNDRISE
INNOVATION FUND
The future is open for investment
fundrise.com/innovation
Carefully review and consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. You can view all of the assets in the Fundrise Innovation Fund at fundrise.com/innovation.
All company names, logos and brands are property of their respective owners.

Innovation Fund. The future is now open for investment.